SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL IR 07/07 - 18/07/2007

Copel’s electric power market

     COPEL’s total billed power consumption (captive market, free customers supplied by COPEL Geração and supplies to concessionaires) totaled 10,113 GWh in the first half of 2007, 5.7% up on the same period in 2006.

     Residential consumption, which accounted for 25.3% of the billed total, grew by 6.9% and average consumption per residential consumer stood at 159.6 kWh/month, up by 4.0% year-on-year. The upturn was primarily due to: (i) increased acquisition of domestic electrical appliances due to the growing availability of credit; (ii) higher average temperatures in the period; and (iii) the 2.8% rise in the number of consumers.

     Industrial consumption, including COPEL Geração’s free consumers, accounted for 37.0% of the Company’s period market and moved up 4.5% over the 1H06. The number of industrial consumers billed in June 2007 increased by 5.4% year-on-year.

     The commercial segment, accounting for 18.5% of COPEL’s market, was the best-performing consumption category, recording growth year-on-year growth of 9.5% . This healthy showing reflected the exceptionally positive service sector scenario and the 2.6% year-on-year upturn in the number of consumers.

     The rural segment, which accounted for 7.7% of COPEL’s billed energy total, climbed by 5.0% over the 1H06. Rural consumption averaged 391.2 kWh/month, a 3.5% year-on-year increase.

Consumption per Segment			G W h
	1H007	1H06	% Ch.
Residential	2,557	2,392	6.9
Industrial (including free customers)	3,746	3,584	4.5
Commercial	1,875	1,711	9.5
Rural	779	742	5.0
Other	922	918	0.6
Supplies to concessionaires	234	224	4.2
Total	10,113	9,571	5.7

     COPEL Distribuição’s grid market (TUSD), comprising the captive market, supplies to small-scale concessionaires and all free customers within the Company’s concession area, increased by 4.7% over the first half of 2006.

			G W h
	1H07	1H06	% Ch.
Grid Market (TUSD)	10,947	10,451	4.7

Curitiba, July 18, 2007

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For further information, please contact our Investor Relations team:
ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.